3-31-02

Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

WOLSELEY PLC

(Translation of registrant's name into English)

P. O. Box 18, Vines Lane
Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By:________________________
David A. Branson
Group Company Secretary

Date:

The following documents are filed herewith:

INDEX

DOCUMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By:__________________________
David A. Branson
Group Company Secretary

Exhibit 1.1

WOLSELEY PLC - SUBSTANTIAL SHAREHOLDINGS

21 March 2002

Wolseley plc hereby notifies that on 20 March 2002 it received notification from Legal & General Investment Management Limited that Legal & General's interest in Wolseley plc ordinary 25p shares stood at 3.00% (17,261,083 shares), identified as follows:

No. of shares	Nominee Name
50,000	HSBC Global Custody Nominee (UK) Ltd A/c 775229
1,663,217	HSBC Global Custody Nominee (UK) Ltd A/c 886603
2,631,500	HSBC Global Custody Nominee (UK) Ltd A/c 775245
100,000	HSBC Global Custody Nominee (UK) Ltd A/c 754612
30,698	HSBC Global Custody Nominee (UK) Ltd A/c 766793
541,390	HSBC Global Custody Nominee (UK) Ltd A/c 252605
407,813	HSBC Global Custody Nominee (UK) Ltd A/c 360509
11,657,603	HSBC Global Custody Nominee (UK) Ltd A/c 357206
41,310	HSBC Global Custody Nominee (UK) Ltd A/c 866197
88,652	HSBC Global Custody Nominee (UK) Ltd A/c 130007
48,900	HSBC Global Custody Nominee (UK) Ltd A/c 904332

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

WOLSELEY PLC – DIRECTORS SHARE DEALINGS

21 March 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies the following director share option exercise under the terms of the Wolseley Executive Share Option Scheme. This took place today:

Director's Name	No. of options exercised	Exercise price per share (in pence)	No. of shares retained	No. of shares sold	Price per share sold (in pence)
Andrew Hutton	16,800	43	6,468	10,332	706

As a result of the above Mr. Hutton now holds 38,192 shares in the Company.

Wolseley plc hereby notifies the following director share sale. These took place today:

Director's Name	No. of shares sold	Sale price in pence
Richard Ireland	2,341 beneficially owned	710.6
Richard Ireland	1,365 non-beneficially owned	710.6

As a result of the above Mr. Ireland now holds 51,977 shares in the Company beneficially, and 41,410 shares in the Company in a non-beneficial capacity.

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

Exhibit 1.3

WOLSELEY PLC – DIRECTORS SHARE DEALINGS

25 March 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies the following director share option exercise under the terms of the Wolseley Executive Share Option Scheme. This took place today:

Director's Name	**No. of options exercised**	**Exercise price per share (in pence)**	**No. of shares retained**	**No. of shares sold**	**Price per share sold (in pence)**
Andrew Hutton	16,800	388.75	12,184	4,616	715

As a result of the above Mr. Hutton now holds 50,376 shares in the Company.

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

WOLSELEY PLC - DIRECTOR SHARE SALE

26 March 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies the following director share sale:

Director's Name	No. of shares sold	Sale price in pence	Date of sale
John Whybrow	21,999	716	25.3.02

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

Exhibit 1.5

WOLSELEY PLC - DIRECTORS DEALINGS

25 March 2002

Ordinary shares of 25p each

Wolseley plc hereby notifies that on 25 March 2002, the trustee of the Wolseley plc Qualifying Employee Share Ownership Trust (the "Trust") subscribed for 328,137 ordinary shares in Wolseley plc at a price of 704.5 pence per share. These shares were acquired for use in connection with the company's sharesave scheme (the "Scheme").
As beneficiaries of the Trust and as participants in the Scheme, certain directors have an interest in these shares for the purposes of Section 324 of the Companies Act 1985.

For and on behalf of

Wolseley plc

Edward Parker
Assistant Company Secretary

Exhibit 1.6

WOLSELEY PLC – BLOCK LISTING APPLICATION

27 March 2002

Wolseley advises that application has been made to the London Stock Exchange plc and the UK Listing Authority for a total of 690,000 Ordinary shares of 25p each ("Shares") to be admitted to the Official List. It is expected that admission will be granted on Thursday, 28 March 2002, and that dealings will commence Tuesday, 02 April 2002.

The Shares are being reserved under a block listing and will be issued as a result of the exercise of share options pursuant to the following schemes:

Scheme	No. of shares
1981 UK Sharesave Scheme	100,000
1984 Executive Share Option Scheme	100,000
1989 Executive Share Option Scheme	490,000

When issued, the Shares will rank pari passu with the existing Ordinary shares.

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary